Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces completion of public debt offering

    TORONTO, July 10 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") and its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership (the "Issuer") announced the closing today of the public offering of Cdn$100,000,000 principal amount of 6%
senior unsecured debentures of the Issuer. The yield on the debentures to maturity is 6.044%. The debentures were sold through a syndicate of underwriters led by Scotia Capital Inc. and including RBC Dominion Securities
Inc. The selling group included Keefe, Bruyette & Woods, Inc. and Bear,
Stearns & Co. Inc.
    The net proceeds of the offering amount to approximately $99,188,000, after application of the underwriters' discount and commission, and are expected to be used to provide additional capital to Kingsway and its indirect and direct subsidiaries to support the expected growth of business and for general corporate purposes, which will include the payment of approximately
US$93 million of the amount outstanding under its revolving credit facility.
    The debentures are jointly and severally guaranteed by Kingsway and
Kingsway America Inc. ("Kingsway America"). The guarantee of Kingsway is an unsecured senior obligation of Kingsway, ranks equally with all of Kingsway's other unsecured senior indebtedness and ranks senior to all existing and future subordinated indebtedness of Kingsway. The guarantee of Kingsway
America is an unsecured senior obligation of Kingsway America, ranks equally with all of Kingsway America's other unsecured senior indebtedness and ranks senior to all existing and future subordinated indebtedness of Kingsway
America.
    The debentures have not been registered under the United States
Securities Act of 1933 (the "Securities Act") or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities
Act.
    This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures, or any other securities, nor will there be any sale of the debentures or any other security in any jurisdiction in which such an offer or sale would be unlawful.

    Forward Looking Statements
    --------------------------
    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risks and Uncertainties in the
Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------
    Kingsway is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled.
Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the United States. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty
Insurance Company and Jevco Insurance Company. United States subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and

Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 11:53e 10-JUL-07